July 21, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Aviall, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 19, 2006
File No. 0-12380

Dear Ladies and Gentlemen:

On behalf of our client, Aviall, Inc. (“Aviall”), we submit the following responses to the letter dated July 14, 2006 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Aviall’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, we are sending to each of Edward M. Kelly, Esq., counsel assigned to the Proxy Statement, and Jennifer R. Hardy a marked hard copy of the Proxy Statement enclosed with this letter to indicate Aviall’s responses to the Staff’s comments. Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, Aviall. We respectfully request that the Staff provide any further comments at its earliest convenience.

General

1.	A summary term sheet beginning on the first or second page of the document is required by Item 1001 of Regulation M-A. See Item 14(b)(l) of Schedule 14A. If you intend for the summary section to serve as the term sheet, move it forward to begin on the first or second page of the document.

Response:

Aviall has moved the summary section to immediately after the table of contents in accordance with this comment.

2.	You repeat information in the summary section and the questions and answers about the merger or Q&A section. The Q&A should not repeat information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping together like information, view the summary and Q&A as one section. For example, discuss procedural questions such as voting and appraisal procedures specific to the merger in the Q&A, and place disclosure of the substantive aspects of the merger in the summary.

Response:

Aviall has eliminated redundancies in the Q&A section in accordance with this comment.

3.	Disclose upfront the aggregate consideration that The Boeing Company or Boeing expects to pay to acquire Aviall, Inc. or Aviall based upon the current numbers of shares and options outstanding.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

Letter to Stockholders

4.	In the first paragraph where you discuss the existence of merger subs for the mechanics of the transaction, please also state simply that Boeing will acquire Aviall through a cash merger.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

Questions and Answers about the Merger, page 1

5.	Refer to the second Q&A on page 6. Delete the word “Generally” in the second sentence and the word “generally” in the fourth sentence because the words may imply stockholders cannot rely on the disclosure. Please revise also the second paragraph on page 58.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

Interests of Aviall’s Executive Officers and Directors in the Merger, page 13

6.	For any interests of Aviall’s directors and executive officers in the merger that are different from or in addition to those of other shareholders’ interests, not only describe but also quantify here all the interests of each person individually, including shares of common stock and restricted stock to be converted to cash in the merger, outstanding options to be cancelled for a cash payment, any outstanding warrants to be cancelled for a cash payment, cash payments under any employment, retention, and severance agreements, Boeing stock appreciation rights to be received for cancellation of Aviall stock appreciation rights, and Boeing restricted stock units to be issued at the merger’s effective time. Consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

Response:

In accordance with this comment, Aviall has revised the summary section of the Proxy Statement to include tables disclosing the quantified interests of the directors and executive officers of Aviall in the merger.

7.	Besides Mr. Paul E. Fulchino, clarify that the other executive officers will continue to be employed with Aviall after the merger. We note the disclosure on page 41.

Response:

Aviall has revised page 43 of the Proxy Statement in accordance with this comment.

8.	Disclose any other positions that Aviall’s directors or executive officers will hold after the merger, for example, board seats.

Response:

Mr. Fulchino will continue to serve as a director of Aviall after the merger. No other executive officer of Aviall will serve as a director of or hold any other position with Aviall or Boeing after the merger except as disclosed in the Proxy Statement. Aviall has revised the Proxy Statement in accordance with this comment.

Termination of the Merger Agreement, page 20

9.	The meaning of the second sentence in the fourth bullet point is unclear. Please revise here and on page 71.

Response:

Aviall has revised the second sentence of such bullet point on pages 15 and 74 of the Proxy Statement in accordance with this comment.

Background of the Merger, page 31

10.	In the third paragraph on page 32, identify the members of Aviall’s management team who made a presentation on its business and organization at the informational meeting on March 8, 2006.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

11.	In the seventh paragraph on page 32, identify Aviall’s senior executives who were interviewed by Boeing’s representatives on March 15 and 16, 2006.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

12.	On page 32, disclose the factors that Boeing’s initial valuation of $50.00 per share was based upon.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

13.	In the fifth full paragraph on page 33, identify the senior executives who would enter into non-competition and retention agreements as a material condition to Boeing’s willingness to enter into the merger.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

14.	In the fifth full paragraph on page 33, disclosure states that the merger agreement’s initial draft indicated that Boeing contemplated some stockholders would enter into voting agreements. Clarify whether any stockholders entered into voting agreements. We note the disclosure in the second paragraph on page 27.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

15.	In the first paragraph on page 34, identify Aviall’s senior management who separately negotiated the terms of non-competition and retention agreements.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

16.	In the second paragraph on page 34, summarize the “additional guidance” that the board provided to management and its legal and financial advisors on the negotiations.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

17.	In the carryover paragraph at the top of page 35, identify the members of senior management who had signed non-competition and retention agreements.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

Reasons for the Merger and Recommendation of the Aviall Board of Directors, page 35

18.	Elaborate on each of the bullet points on page 35-36 as necessary for investors to understand how consideration of the listed factors impacted the board’s decision to approve the merger agreement and to recommend that Aviall’s stockholders vote to adopt the merger agreement. For example, you state in the first bullet point on page 35 that the board considered “the business, competitive position, strategy and prospects of Aviall, the position of current and likely competitors and current industry, economic and market conditions.” Explain how the various components of this factor informed the board’s decision and recommendation.

Similarly, you state in the second bullet point on page 36 that the board considered the possible alternatives to the merger and the board’s assessment was that none of the alternatives was reasonably likely to present superior opportunities for Aviall or to create greater value for Aviall’s stockholders. Other than the possibility of continuing to operate Aviall as an independent entity, what alternatives to the merger did the board Alternatively, if there was no reasonably available alternative, so indicate and explain why.

Review and revise, as necessary, the factors listed in the bullet points on pages 35-36 with this comment in mind.

Response:

Aviall has revised the Proxy Statement in accordance with this comment. Please note that the changes to the fourth bullet on page 37 (in response to Comment 20) are also responsive to this comment.

19.	In this subsection’s second paragraph on page 35, identify the members of senior management whom the board of director consulted.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

20.	In the fourth bullet point on page 35, disclose that the per share merger consideration of $48.00 is below the top of the valuation range indicated by the financial advisor’s discounted cash flow analysis. Explain how this impacted the board’s decision and recommendation. Also indicate what the top of the valuation range is.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

21.	Summarize any written or oral presentation by Credit Suisse Securities (USA) LLC or Credit Suisse to Aviall’s board of directors. We note disclosure under “Background of the Merger” that Credit Suisse:

•	Met with the board of directors to consider Boeing’s written proposal on March 27, 2006.

•	Reviewed the financial aspects of the proposal with the board of directors on March 30, 2006.

•	Met with the board of directors to discuss the terms of the proposed merger agreement on April 13, 2006.

•	Met with the board of directors to discuss Boeing’s revised proposal on April 25, 2006.

•	Reviewed its financial analysis of the proposed transaction and delivered its oral opinion, later confirmed in writing, to the board of directors on April 30, 2006.

Response:

As disclosed in the section entitled “The Merger – Background to the Merger,” Credit Suisse met with Aviall’s board of directors on several occasions to discuss the proposed transaction. At these meetings, Credit Suisse made preliminary presentations to the board of directors with respect to the financial aspects of the proposed transaction. These presentations were substantially similar to the final presentation made at the April 30, 2006 meeting, with changes to reflect updated transaction terms and market information. Since the April 30, 2006 presentation is already summarized in the section entitled “The Merger – Opinion of Financial Advisor,” we respectfully submit that summaries of the other presentations made by Credit Suisse would not provide additional meaningful information to Aviall’s stockholders, may cause confusion regarding the financial analysis performed by Credit Suisse in connection with the delivery of its opinion and therefore should not be included in the proxy statement.

22.	Confirm to us, if true, that no companies or precedent transactions fitting the selection criteria in the selected public companies analysis and selected acquisitions analysis were omitted from consideration.

Response:

In response to the Staff’s comment, Credit Suisse has advised Aviall that Credit Suisse did not omit any company or precedent transaction that it deemed relevant in performing its selected public company analysis or its selected acquisition analysis.

23.	Expand the disclosure to state that Credit Suisse consents to the use of its opinion and related disclosure in this proxy statement.

Response:

Aviall has revised the disclosure on page 42 of the Proxy Statement to disclose that Credit Suisse has advised Aviall that the inclusion of its opinion letter, dated April 30, 2006, to Aviall’s board of directors as Annex B to the Proxy Statement and the related disclosure in the section of the proxy statement entitled “The Merger—Opinion of Our Financial Advisor” are permitted under the engagement letter between Aviall and Credit Suisse, dated March 25, 2006.

24.	Expand the disclosure to state whether Credit Suisse has any obligation to update its opinion.

Response:

Aviall has revised the disclosure on page 39 of the Proxy Statement to disclose that Credit Suisse is under no obligation to update its opinion.

25.	Disclose the amount of the fees that Aviall has agreed to pay Credit Suisse for its financial advisory services. State whether Aviall determined the amount of consideration to be paid or whether Credit Suisse recommended the amount of consideration to be paid. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Response:

Aviall has revised the disclosure on page 42 of the Proxy Statement to disclose the amount of fees that Aviall has agreed to pay Credit Suisse for its financial advisory services in connection with the merger. Please note that page 40 of the Proxy Statement already discloses that Credit Suisse “was not requested to, and did not, determine or recommend the specific consideration to be paid in the transaction.”

26.	Disclose compensation paid or to be paid to Credit Suisse and any of its affiliates for any other services to Aviall or any affiliates in the most recent two years. Alternatively, confirm to us that there was none. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Response:

Aviall has revised the disclosure on page 42 of the Proxy Statement to disclose that in February of 2005, Credit Suisse acted as underwriter in connection with the sale of Aviall common stock by an Aviall stockholder (which stockholder may be deemed to be an affiliate of Aviall) and that, in addition an affiliate of Credit Suisse participates in the credit facility of Aviall Services, Inc. and has earned approximately $190,000 in the aggregate over the past two years for its participation in the credit facility.

27.	Provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by Credit Suisse to Aviall’s board of directors.

Response:

Two copies of all written materials provided to Aviall’s board of directors by Credit Suisse, including the presentation made by Credit Suisse to Aviall’s board of directors on April 30, 2006, will be furnished by Cravath, Swaine & Moore LLP, counsel to Credit Suisse, under separate cover. Please note that Credit Suisse has requested confidential treatment of all of these written materials and prompt return of both copies of all of these written materials to Cravath, Swaine & Moore LLP following completion of the Staff’s review thereof, as set forth in greater detail in the FOIA Confidential Treatment Request letter from Cravath, Swaine & Moore LLP.

Interests of Aviall’s Executive Officers and Directors in the Merger, page 41

28.	Disclose the amount that each officer and director will receive in connection with the merger for shares of common stock and options.

Response:

Aviall has revised the section entitled “Interests of Aviall’s Executive Officers and Directors in the Merger” in accordance with this comment.

Amended and Restated Severance Agreements of Our Other Executive Officers, page 46

29.	We note that you aggregated some information relating to the interests of five executive officers in the tables on pages 52, 54, and 55. Disclosure on page 2 and elsewhere indicates that each of the five executive officers entered into an amended and restated severance agreement. Please revise to present information relating to the interests of each of the five executive officers individually throughout the proxy statement.

Response:

Aviall has revised the tables in accordance with this comment.

Certain Definitions, page 4

30.	Expand the disclosure to include a definition of “disability.”

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

The Merger Agreement, page 63

31.	Delete the word “certain” in this section’s first sentence because the word “certain” may imply that the summary does not describe all material provisions of the merger agreement.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

32.	Notwithstanding the disclaimers relating to the representations and warranties in this section’s third paragraph, Aviall is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading.

Response:

Aviall acknowledges that it is responsible for considering whether additional specific disclosures in the Proxy Statement are required to put into context information about the representations and warranties so that the information in the Proxy Statement is not misleading.

Security Ownership of Certain Beneficial Owners, page 75

33.	Refer to footnotes (2), (3), and (4). Item 403 of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. Thus, identify the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owners.

Response:

Instruction 3 of Item 403 of Regulation S-K permits Aviall to rely upon information set forth in statements filed under Sections 13(d) and 13(g) of the Exchange Act when completing its beneficial ownership table unless Aviall knows or has reason to know that such information is not complete or accurate. The most recent Schedule 13D or 13G filings made by the owners of five percent or greater of Aviall’s common stock that are listed in the beneficial ownership table do not provide any additional information as to the natural persons who share beneficial ownership with the non-public entities listed in the table. Since Aviall does not know or have any reason to know that the Schedule 13D or 13G filings are not complete or accurate, it should be allowed to rely on the disclosure set forth in the Schedule 13D or 13G filings, and should not be required to make any additional disclosure that goes beyond the information set forth in these filings.

34.	Refer to footnote (2). Clarify whether Messrs. William E. Conway, Jr., Daniel A. D’Aniello, and David M. Rubenstein share voting and investment control over the securities held by the named beneficial owner.

Response:

The Proxy Statement disclosure is consistent with the Schedule 13D of TCG Holdings, L.L.C.

35.	Refer to footnote (4). Clarify whether Ms. Gavin Abrams has sole voting and investment control over the securities held by the named beneficial owner.

Response:

The Proxy Statement disclosure is consistent with the Schedule 13G of Abrams Bison Investments, L.L.C.

Appendix A

36.	Revise the form of proxy to identify it clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Janice V. Sharry, Esq. at (214) 651-5562 or Garrett A. DeVries, Esq. at (214) 651-5614.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries

(214) 651-5614

Garrett.DeVries@haynesboone.com

cc:	Jeffrey J. Murphy

Janice V. Sharry

Ryan R. Cox